As filed with the Securities and Exchange Commission on November 20, 2007
                                                           Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
    THE SECURITIES ACT OF 1933, AS AMENDED FOR DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                  MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.
   (Exact name of issuer of deposited securities as specified in its charter)

                                       N/A
                   (Translation of issuer's name into English)

                        Republic Bolivariana of Venezuela
            (Jurisdiction of incorporation or organization of issuer)

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
    (Address, including zip code, and telephone number, including area code, of Depositary's principal executive offices)

                              CT Corporation System
                                  1633 Broadway
                            New York, New York, 10019
  (Name, address, including zip code, and telephone number, including area code of agent for service)

                        --------------------------------

                                   Copies to:

      Jose E. Sirven.                           Patricia Brigantic, Esq.
      Holland & Knight LLP                      Citibank, N.A.
      701 Brickell Avenue                       388 Greenwich Street, 17th Floor
      Miami, Florida 33131                      New York, New York 10013

                        --------------------------------

It is proposed that this filing become effective under Rule 466:
                                          |X|   immediately upon filing.
                                          |_|   on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box |_|.

                         CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------
                                                              Proposed Maximum          Proposed             Amount of
      Title of Each Class of              Amount to be       Aggregate Offering     Maximum Aggregate       Registration
   Securities to be Registered             Registered          Price Per Unit*       Offering Price**           Fee
------------------------------------------------------------------------------------------------------------------------
American  Depositary Shares, each
representing 25 Common Shares,
par value Bs. 10 each of
Manufacturas De Papel, C.A.
(MANPA), S.A.C.A.                          50,000,000               $5.00              $2,500,000             $76.75
------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such receipts evidencing such American Depositary Shares.

      This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

                              CROSS REFERENCE SHEET

                                                                 Location in Form of American
                                                                 Depositary Receipt ("Receipt")
Item Number and Caption                                          Filed Herewith as Prospectus
-----------------------                                          ----------------------------
1.  Name of depositary and address of its                        Face of Receipt - Introductory Paragraph.
    principal executive office

2.  Title of American Depositary Receipts and                    Face of Receipt - top center and Introductory
    identity of deposited securities                             Paragraph.

    Terms of Deposit:

      (i)     The amount of shares represented by one            Face of Receipt - upper right corner;
              American Depositary Share                          introductory paragraph.

      (ii)    The procedure for voting, if any, the              Reverse of Receipt - Paragraphs
              deposited securities                               (15) and (16).

      (iii)   The collection and distribution of dividends       Reverse of Receipt - Paragraphs
                                                                 (14) and (15).

      (iv)    The transmission of notices, reports and           Face of Receipt - Paragraph (11);
              proxy soliciting material                          Reverse of Receipt Paragraphs
                                                                 (13), (15), (20) and (21).

      (v)     The sale or exercise of rights                     Reverse of Receipt - Paragraphs
                                                                 (13), (14) and (15).

      (vi)    The deposit or sale of securities  resulting       Face of Receipt - Paragraph (11);
              from dividends, splits or plans of                 Reverse of Receipt Paragraphs
              reorganization                                     (14) and (17).

      (vii)   Amendment, extension or                            Reverse of Receipt - Paragraphs
              termination or the deposit agreement               (21) and (22).
                                                                 (no provision for extension).

                                                                 Location in Form of American
                                                                 Depositary Receipt ("Receipt")
Item Number and Caption                                          Filed Herewith as Prospectus
-----------------------                                          ----------------------------
      (viii)  Rights of holders of Receipts to inspect           Reverse of Receipt - Paragraph (13).
              the transfer books of the depositary
              and the list of holders of Receipts

      (ix)    Restrictions  upon the right to  deposit  or       Face of Receipt - Paragraphs
              withdraw the underlying securities                 (2), (3), (4) and (6).

      (x)     Limitation upon the liability of the               Reverse of Receipt - Paragraph (19).
              depositary

3.  Fees and charges which may be imposed                        Face of Receipt - Paragraph (7).
    directly or indirectly against holders of
    Receipts

Item 2.  AVAILABLE INFORMATION                                   Reverse of Receipt - Paragraph (13).

      Manufacturas de Papel, C.A. (MANPA), S.A.C.A. furnishes the Securities and Exchange Commission (the "Commission") with information reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. These information and documents can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington, D.C. 20549.

                                   PROSPECTUS

      THE PROSPECTUS CONSISTS OF THE FORM OF AMERICAN DEPOSITARY RECEIPT, ATTACHED AS EXHIBIT A TO THE DEPOSIT AGREEMENT FILED AS EXHIBIT (a) TO THIS REGISTRATION STATEMENT AND INCORPORATED HEREIN BY REFERENCE.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

            (a) Deposit Agreement, dated as of June 11, 1996, among, Manufacturas de Papel, C.A. (MANPA), S.A.C.A. (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Receipts issued thereunder (including the form of American Depositary Receipt ("ADR") to be issued thereunder). Filed herewith as Exhibit
(a).

            (b) Letter Agreement, dated as of April 24, 2007, by and between the Company and the Depositary to supplement the Deposit Agreement for the purpose of accommodating the issuance, transfer and sale of Restricted ADSs. Filed as Exhibit (b).

            (c) Every material contract relating to the deposited securities between the Depositary and the Company in effect within the last three years. None

            (d) Opinion of Patricia Brigantic, counsel to the Depositary, as to the legality of the securities to be registered. Filed herewith as Exhibit (d).

            (e) Rule 466 Certification. Filed herewith as Exhibit (e).

            (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. Set forth on signature pages hereto.

Item 4. UNDERTAKINGS

            a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

            b) If the amount of fees charged is not disclosed in the prospectus, the Depositary hereby undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., on behalf of the legal entity created by the Deposit Agreement dated as of June 11, 1996, among Manufacturas de Papel, C.A. (MANPA), S.A.C.A., Citibank, N.A. as depositary, and all Holders and Beneficial Owners of American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 20 day of November, 2007.

                                   Legal entity created by the Deposit
                                   Agreement for the issuance of American
                                   Depositary Receipts evidencing American
                                   Depositary Shares, each representing 25
                                   Common Shares, par value Bs.10 per share, of Manufacturas de Papel, C.A. (MANPA), S.A.C.A.

                                   CITIBANK, N.A., as Depositary


                                   By: /s/ Teresa Loureiro-Stein
                                       -----------------------------------------
                                   Name:   Tereas Loureiro-Stein
                                   Title:  Vice President

                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, as amended, Manufacturas de Papel, C.A. (MANPA), S.A.C.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Republic Bolivariana of Venezuela, on Form F-6 on the 20 day of November, 2007.

                                   Manufacturas de Papel, C.A. (MANPA), S.A.C.A.


                                   By: /s/ Carlos Delfino T.
                                       -----------------------------------------
                                   Name:   Carlos Delfino T.
                                   Title:  President of the Board of Directors

                                POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Alejandro Delfino T. to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney(s)-in-fact and agent(s) full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney(s)-in-fact and agent(s), or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the following capacities on 20 day of November, 2007.

Name                             Title
----                             -----


/s/ Carlos Delfino T.            President of the Board of Directors
-----------------------------
Name: Carlos Delfino T.


/s/ Celestino Martinez P.        First Vice President of the Board of Directors
-----------------------------
Name: Celestino Martinez P.


/s/ Carlos Enrique Paparoni      Second Vice President of the Board of Directors
-----------------------------
Name: Carlos Enrique Paparoni


/s/ Alejandro Delfino T.         Executive President. Alternate Director
-----------------------------
Name: Alejandro Delfino T.


/s/ Juan Antonio Lovera          Chief Financial Officer
-----------------------------
Name: Juan Antonio Lovera


/s/ Angel Ramirez                Alternate Director. Legal Counsel
-----------------------------
Name: Angel Ramirez

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the following capacities on 20 day of November, 2007.


/s/ Juan Carlos Carpio D.        Principal Director
-----------------------------
Name: Juan Carlos Carpio D.


/s/ Elena Delfino P.             Principal Director
-----------------------------
Name: Elena Delfino P.


/s/ Alfredo Travieso             Principal Director
-----------------------------
Name: Alfredo Travieso


/s/ Maria Alejandra Maguhn       Corporate Controller
-----------------------------
Name: Maria Alejandra Maguhn


Authorized Representative in the United States


/s/ Donald J. Puglisi
-----------------------------
Name: Donald J. Puglisi

                                Index to Exhibits

                                                              Sequentially
Exhibit           Document                                    Numbered Page
-------           --------                                    -------------

  (a)             Deposit Agreement
                  dated as of June 11, 1996

  (b)             Letter Agreement dated as of
                  April 24, 2007

  (d)             Opinion of counsel
                  to the Depositary

  (e)             Certification under Rule 466